UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-33176

Baijiayun Group Ltd

(Exact name of registrant as specified in its charter)

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Baijiayun Group Ltd Reports Unaudited Financial Results for First Half of Fiscal Year 2024

This current report on Form 6-K is furnished in connection with the report of the unaudited financial results of Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider, for the six months ended December 31, 2023 (“1HFY24”).

Mr Yi Ma, Chairman and CEO of Baijiayun Group, said, “Thanks to the company’s comprehensive efforts in product innovation, market expansion, brand management, and teamwork, the company’s business has achieved high-quality development during this reporting period.”

“During this reporting period, we launched the vertical industry large model “MarketingEase” specifically designed for market promotion and public opinion monitoring, successfully helping small and medium-sized enterprises reduce costs and increase efficiency in marketing, promotion, and public relations. We also released the state-of-the-art large language model (“LLM”) product “Questwave”, building scenario-based AIGC applications for many enterprises.”

“While maintaining innovation capabilities and promoting product differentiation, we also keep deepening our global layout and attach great importance to expanding more international collaborations with a global strategic perspective. During this reporting period, we gained a deep understanding of overseas market demands. Not only have we been visited by the Myanmar Ministry of Science and Technology, we have also represented Chinese enterprises in in-depth communication with the Ministry of Education of Thailand on aspects such as smart campus construction experience and industry-university cooperation on research. These international cooperation and footprints will help us further improve brand awareness and market share, while also laying the foundation for the future sustainable growth.”

First Half of Fiscal Year 2024 Financial Results

Revenues

Total revenues were $30.5 million in 1HFY24, representing a decrease of 25% from $40.9 million in the six months ended June 30, 2022 (“1HFY23”), primarily due to a 74% decrease in the revenues contributed by customized platform development service from $9.5 million in 1HFY23 to $2.5 million in 1HFY24, as a result of decreasing customer demands.

Cost of Revenues

Cost of revenues was $23.7 million in 1HFY24, representing a 30% decrease compared to $33.7 million in 1HFY23, primarily in line with the decrease in revenues.

Gross Profit and Gross Margin

Gross profit was $6.8 million in 1HFY24, decreased by 5% from $7.2 million in 1HFY23. Gross profit margin was 22.4% in 1HFY24, compared to 17.7% in 1HFY23, as a result of the Company’s efforts on cost-efficiency improvement.

Operating Expenses

Total operating expenses were $26.9 million in 1HFY24, representing a significant increase from $6.8 million in 1HFY23.

Selling and marketing (“S&M”) expenses increased by 10% from $2.8 million in 1HFY23 to $3.1 million in 1HFY24, mainly due to an increase in share-based compensation expense.

General and administrative (“G&A”) expenses increased significantly from $1.2 million in 1HFY23 to $18.6 million in 1HFY24, mainly due to an increase in share-based compensation expense.

Research and development (R&D) expenses increased by 88% from $2.8 million in 1HFY23 to $5.2 million in 1HFY23, mainly due to an increase in share-based compensation expense.

Operating Income (Loss)

Operating loss was $20.1 million in 1HFY24, compared to operating income of $3.2 million in 1HFY23.

Net Income (Loss)

Net loss was $19.2 million in 1HFY24, compared to net income of $3.6 million1 in 1HFY23.

Non-GAAP net loss2 was $4.3 million in 1HFY24, compared to Non-GAAP net income of $1.8 million3 in 1HFY23.

Use of Non-GAAP Financial Measures of Baijiayun Group Ltd

Baijiayun has provided in this current report financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net income (loss) and non-GAAP adjusted EBITDA. Baijiayun uses these non-GAAP financial measures internally in analyzing its financial results and for financial and operational decision-making purposes. Baijiayun believes that such non-GAAP financial measures provide useful information to investors and others about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the consolidated financial statements of Baijiayun prepared in accordance with GAAP. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the data of Baijiayun. A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this current report, and investors are encouraged to review the reconciliation.

Definitions of the non-GAAP financial measures of Baijiayun included in this current report are presented below.

Non-GAAP Net Income (Loss)

Baijiayun defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expenses, reverse acquisition-related expenses and exclude bargain purchase gain.

Non-GAAP EBITDA

Baijiayun defines non-GAAP EBITDA as net income (loss) before interest expense (income), income tax expenses (benefits), depreciation and amortization expenses, and adjusted to exclude the effects of share-based compensation expenses, acquisition-related expenses and bargain purchase gain.

[1]	The net income of 1HFY23 was revised so as to keep consistent with the Company’s annual report for the year ended June 30, 2023.
[2]	Non-GAAP net income (loss) is a non-GAAP financial measure. See section entitled “Use of Non-GAAP Financial Measures” for information on how Baijiayun Group Ltd defines and calculates its non-GAAP financial measures. A reconciliation of such non-GAAP financial measures to the most directly comparable GAAP measures is set forth at the end of this current report.
[3]	The Non-GAAP net income of 1HFY23 was revised based on the revised net income of 1HFY23.

Safe Harbor Statement

This current report contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this current report, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this current report.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices .and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries. For more information, please visit ir.baijiayun.com.

For investor and media enquiries, please contact:

Ms. Fangfei Liu
Chief Financial Officer, Baijiayun Group Ltd
Phone: +86 25 8222 1596
Email: ir@baijiayun.com

BAIJIAYUN GROUP LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	December 31, 2023	June 30, 2023
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$37,869,425	$11,234,585
Restricted cash	—	1,622,591
Short-term investments	—	5,377,705
Notes receivable	821,132	284,432
Accounts receivable, net	32,112,145	36,028,573
Accounts receivable - related parties	—	629,652
Prepayments	7,680,157	8,661,778
Prepayments - related parties	66,437	—
Inventories	8,062,429	5,567,551
Due from related parties	43,103	—
Prepaid expenses and other current assets, net	4,815,592	4,693,239
Assets held for sale	23,575,429	23,083,197
Total current assets	115,045,849	97,183,303

Property and equipment, net	224,286	315,538
Intangible assets, net	6,406,621	6,968,025
Operating lease right of use assets, net	229,085	629,487
Deferred tax assets, net	2,539,719	1,844,497
Goodwill	11,884,096	10,945,553
Other non-current assets, net	20,037,679	21,401,378
Total non-current assets	41,321,486	42,104,478

Total assets	$156,367,335	$139,287,781

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	2,831,026	2,771,917
Accounts and notes payable	18,584,539	22,702,223
Accounts payable - related parties	64,823	70,989
Advance from customers	10,975,916	8,191,328
Income tax payable	1,124,374	443,829
Deferred revenue	349,864	353,141
Due to related parties	30,067,863	57,921
Operating lease liabilities, current	145,940	325,394
Accrued expenses and other liabilities	5,348,507	4,465,690
Total current liabilities	69,492,852	39,382,432

Long-term borrowings	—	10,000,000
Deferred tax liabilities	661,059	712,633
Operating lease liabilities, noncurrent	20,855	136,395

Total liabilities	70,174,766	50,231,460

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (1)	34,508,112	26,001,859
Class B ordinary shares (2)	15,460,445	23,966,698
Additional paid-in capital	81,310,562	66,431,421
Statutory reserve	1,117,828	1,117,828
Accumulated deficit	(43,191,632)	(24,343,274)
Accumulated other comprehensive loss	(2,984,773)	(4,461,572)
Total shareholders’ equity attributable to the Company	86,220,542	88,712,960

Non-controlling interests	(27,973)	343,361

Total shareholders’ equity	86,192,569	89,056,321

Total liabilities and shareholders’ equity	$156,367,335	$139,287,781

(1)	Including 17,964,879 Class A ordinary shares in relation to warrants issued to certain preferred shareholders in lieu of shares issuable for the automatic conversion of the convertible redeemable preferred shares. These warrants accord their holders with all rights and obligations attached to Class A ordinary shares of the Company, as if such holders had exercised the warrants and been duly registered as shareholders of the Company.
(2)	Excluding 7,406,060 Class B ordinary shares held by Duo Duo International Limited (“Duo Duo”) on behalf of the Company in relation to the shares reserved for 2021 Share Incentive Plan from the amount of Class B ordinary share as of June 30, 2023. Duo Duo is not entitled to rights and benefits as Class B ordinary shareholder in relation to these shares. These 7,406,060 Class B ordinary shares were surrendered by December 31, 2023.

BAIJIAYUN GROUP LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars, except for share data)

	For the Six Months Ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues	$30,539,962	$40,892,835
Cost of revenues	(23,695,634)	(33,662,756)
Gross profit	6,844,328	7,230,079

Operating expenses
Selling and marketing expenses	(3,105,577)	(2,817,622)
General and administrative expenses	(18,601,109)	(1,198,219)
Research and development expenses	(5,213,203)	(2,769,108)
Total operating expenses	(26,919,889)	(6,784,949)
Gain on disposal of a subsidiary	—	400,587
Bargain purchase gain	—	2,373,553
Income (loss) from operations	(20,075,561)	3,219,270

Interest income, net	149,684	67,588
Interest expense	(407,960)	(2,758)
Investment income	73,989	52,337
Other income, net	1,167,659	295,544
Income (loss) before income taxes (1)	(19,092,189)	3,631,981

Income tax benefit (expense)	(127,502)	(7,178)
Net income (loss) (1)	(19,219,691)	3,624,803
Less: Net income (loss) attributable to non-controlling interests	(371,333)	(566,859)
Net income (loss) attributable to the Company (1)	(18,848,358)	4,191,662
Accretion of convertible redeemable preferred shares	—	(2,001,777)
Net income (loss) attributable to the ordinary shareholders (1)	$(18,848,358)	$2,189,885

Net income (loss) (1)	$(19,219,691)	$3,624,803
Other comprehensive income (loss)
Foreign currency translation adjustments	1,476,799	(144,370)
Comprehensive income (loss)	(17,742,892)	3,480,433
Less: Comprehensive income (loss) attributable to non-controlling interests	(371,333)	(566,859)
Comprehensive income (loss) available to the Company (1)	(17,371,559)	4,047,292
Accretion of convertible redeemable preferred shares	—	(2,001,777)
Comprehensive loss attributable to the ordinary shareholders (1)	$(17,371,559)	$2,045,515

Weighted average number of ordinary shares outstanding (2) (3)
Basic	96,277,046	54,268,601
Diluted	96,277,046	60,277,202

Earnings (loss) per share (1)
Basic	$(0.02)	$0.04
Diluted	$(0.02)	$0.04

(1)	These amounts for the six months ended December 31, 2022 were revised so as to keep consistent with the Company’s annual report for the year ended June 30, 2023.
(2)	Including 17,964,879 Class A ordinary shares in relation to warrants issued to certain preferred shareholders in lieu of shares issuable for the automatic conversion of the convertible redeemable preferred shares. These warrants accord their holders with all rights and obligations attached to Class A ordinary shares of the Company, as if such holders had exercised the warrants and been duly registered as shareholders of the Company.
(3)	Excluding 7,406,060 Class B ordinary shares held by Duo Duo on behalf of the Company in relation to the shares reserved for 2021 Share Incentive Plan. Duo Duo is not entitled to rights and benefits as Class B ordinary shareholder in relation to these shares. These 7,406,060 Class B ordinary shares were surrendered by December 31, 2023.

BAIJIAYUN GROUP LTD

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(Stated in US dollars)

	For the Six Months Ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Net income (loss) (1)	$(19,219,691)	$3,624,803
Add:
Cost of revenues - SBC	78,768	3,632
Selling and marketing expenses - SBC	546,575	70,755
General and administrative expenses - SBC	12,610,062	144,559
Research and development expenses - SBC	1,643,735	282,262
Total SBC expense	14,879,140	501,208
Less:
Bargain purchase gain	—	2,373,553
Non-GAAP net income (loss) (2)	$(4,340,551)	$1,752,458
Add:
Interest expense (income), net	258,276	(67,588)
Income tax expense	127,502	7,178
Depreciation and amortization expenses	760,084	252,593
Non-GAAP EBITDA	$(3,194,689)	$1,944,641

(1)	The net income for the six months ended December 31, 2022 were revised so as to keep consistent with the Company’s annual report for the year ended June 30, 2023.
(2)	The Non-GAAP net income for the six months ended December 31, 2022 was revised based on the revised net income for the six months ended December 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baijiayun Group Ltd

By:	/s/ Fangfei Liu
Name:	Fangfei Liu
Title:	Chief Financial Officer

Dated: March 14, 2024